FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report June 22, 2004

NOVATEL INC.

Commission File No. 0-29004

1120 - 68th Avenue N.E., Calgary, Alberta, Canada  T2E 8S5

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-N/A.

1.                                       A copy of the Registrant’s Notice of Annual Meeting of Shareholders and Proxy Statement and accompanying form of proxy, dated June 17, 2004, is furnished herewith and is incorporated by reference in the following Registration Statements:

Registration Statement on Form S-8 #333-6500

Registration Statement on Form S-8 #333-6502

Registration Statement on Form S-8 #333-9216

Registration Statement on Form S-8 #333-98603

The following exhibits are filed as part of this report on Form 6-K:

No.	Document

(1)	Notice of Annual Meeting of Shareholders and Proxy Statement and accompanying form of proxy, dated June 17, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: June 22, 2004	By:	/s/ WERNER GARTNER
	Name:	Werner Gartner
	Title:	Executive Vice President and
Chief Financial Officer